March 23, 2018

VIA FEDEX OVERNIGHT AND

EDGAR CORRESPONDENCE

Mr. Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop: 3030

100 F. Street, N.E.

Washington D. C. 20549

Re:

Pro-Dex, Inc.

Form 10-K for Fiscal Year Ended June 30, 2017

Filed September 14, 2017

File No. 000-14942

Dear Mr. Kuhar:

This letter sets forth the responses of Pro-Dex, Inc. (the “Company”, “we”, “us” or “our”) to the comments contained in your letter, dated March 21, 2018, relating to the Form 10-K for the Company’s fiscal year ended June 30, 2017, which was filed by the Company on September 14, 2017 (the “2017 Form 10-K”).  The comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

Concurrent with the filing of this letter, the Company is filing via EDGAR an amendment to the 2017 Form 10-K (the “2017 Form 10-K/A No. 1”) in response to the Staff’s comments.  Enclosed with the paper copy of this letter are two copies of a clean version of the 2017 Form 10-K/A No.1.

Item 9A. Controls and Procedures, page 47

1.

Revise management’s report in the requested amendment to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework that was used to perform your assessment, i.e., the 1992 Framework or the Updated Framewirk issued in 2013. Pleae refer to Items 308(a)(2) of Regulation S-K.

Company’s Response:

The 2017 Form 10-K/A No. 1 amends Item 9A to state that the evaluation by management of the effectiveness of our internal control over financial reporting at June 30, 2017 was based on the framework set forth in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in May 2013.  We hereby undertake to appropriately identify in future filings the the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework used to perform our assessment.

Exhibit 32

2.

Amend your 10-K to include Secion 906 certifications that correctly refer to your annual report on Form 10-K for the annual period ended June 30, 2017, instead of the annual period ended June 30, 2016.  Please file a full amendment that includes all items of the form as well as currently dated Exhibit 31 and 32 certifications.

Company’s Response:

The 2017 Form 10-K/A No. 1 amends the Exhibit 32 certifications to reference the annual period ended June 30, 2017. The 2017 Form 10-K/A No.1 comprises a full amendment to the 2017 Form 10-K and includes currently dated Exhibit 31 and 32 certifications. We hereby undertake to appropriately include the proper annual period in future filings.

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The Company acknowledges that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We trust that the foregoing is responsive to the comments contained in your letter dated March 21, 2018. However, if you should still have questions, please feel free to contact either of us at (949) 769-3200.

We appreciate the Staff’s assistance in this matter.

Respectively submitted,

/S/ Richard L. Van Kirk
Richard L. Van Kirk, CEO

/S/ Alisha K. Charlton
Alisha K. Charlton, CFO